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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Lucia, William C. (Last) (First) (Middle)		Health Management Systems, Inc. (HMSY)

	401 Park Avenue South	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			12/31/2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	New York, New York 10016 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				President - Payor Services Division

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock		04/10/02				B		533	A	$2.81				D

	Common Stock		07/10/02				B		618	A	$2.43				D

	Common Stock		10/10/02				B		564	A	$2.66		4,160		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Incentive Stock Option (right to buy)		$1.74		07/31/01				A		70,000

	Incentive Stock Option (right to buy)		$2.48		12/12/01				A		23,334

	Incentive Stock Option (right to buy)		$3.41		12/19/02				A		9,343

	Incentive Stock Option (right to buy)		$6.32		11/24/97				A		7,500

	Incentive Stock Option (right to buy)		$6.44		11/13/98				A		18,527

	Non-Qualified Stock Option (right to buy)		$1.74		07/31/01				A		80,000

	Non-Qualified Stock Option (right to buy)		$2.48		12/12/01				A		11,666

	Non-Qualified Stock Option (right to buy)		$3.41		12/19/02				A		90,657

	Non-Qualified Stock Option (right to buy)		$6.44		11/13/98				A		11,473

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	07/31/11		Common Stock	70,000				70,000		D

	(2)	12/12/11		Common Stock	23,334				23,334		D

	(2)	12/19/12		Common Stock	9,343				9,343		D

	(3)	11/24/07		Common Stock	7,500				7,500		D

	(4)	11/13/08		Common Stock	18,527				18,527		D

	(1)	07/31/11		Common Stock	80,000				80,000		D

	(2)	12/12/11		Common Stock	11,666				11,666		D

	(2)	12/19/12		Common Stock	90,657				90,657		D

	(5)	11/13/08		Common Stock	11,473				11,473		D

Explanation of Responses:

(1) Options will vest as follows: 30,000 on October 31, 2001, and the remaining 120,000 in 1/3 increments on each successive October 31st anniversary.

(2) Options vest in 1/3 increments with 1/3 vesting on grant date, and 1/3 on each of the next two anniversary dates.

(3) Options vest with 25% vesting on grant date, and the remainder vesting equally on the next 3 anniversary dates.

(4) Options vest as follows: 3,000 on grant date, and the remaining 15,527 on November 13, 2003.

(5) Options will vest on November 13, 2003.

/s/ Philip Rydzewski **Signature of Reporting Person By: Philip Rydzewski For: William C. Lucia	February 14, 2003 Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.